# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Velo3D, Inc., CIK 0001825079
CUSIP: 92259N203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2710 Lakeview Court, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 12/24/2024
Filed by CIK 0002050529
Persons authorized to receive notices and communications: Arun Jeldi, c/o Arrayed Additive, Inc., 6119 Guin Road, Indianapolis, Indiana (IN), 47254, (765) 299-3644

## Reporting persons
- Arun Jeldi (CIK 0002050529): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 185,151,333; sole dispositive power 0; shared dispositive power 185,151,333; aggregate amount beneficially owned 185,151,333 (95% of the class)
  Comment: (1) Consists of 185,151,333 shares of Common Stock held directly by Arrayed Notes Acquisition Corp. Arrayed Notes Acquisition Corp. is a wholly-owned subsidiary of Arrayed Additive, Inc. Arun Jeldi is the Chief Executive Officer and President and the sole equityholder of Arrayed Additive, Inc. and is the Chief Executive Officer of Arrayed Notes Acquisition Corp.
  
  (2) Based on 194,896,140 shares of Common Stock outstanding on December 24, 2024.
- Arrayed Notes Acquisition Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 185,151,333; sole dispositive power 0; shared dispositive power 185,151,333; aggregate amount beneficially owned 185,151,333 (95% of the class)
  Comment: (1) Consists of 185,151,333 shares of Common Stock held directly by Arrayed Notes Acquisition Corp. Arrayed Notes Acquisition Corp. is a wholly-owned subsidiary of Arrayed Additive, Inc. Arun Jeldi is the Chief Executive Officer and President and the sole equityholder of Arrayed Additive, Inc. and is the Chief Executive Officer of Arrayed Notes Acquisition Corp.
  
  (2) Based on 194,896,140 shares of Common Stock outstanding on December 24, 2024.
- Arrayed Additive, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); source of funds: other (OO); sole voting power 0; shared voting power 185,151,333; sole dispositive power 0; shared dispositive power 185,151,333; aggregate amount beneficially owned 185,151,333 (95% of the class)
  Comment: (1) Consists of 185,151,333 shares of Common Stock held directly by Arrayed Notes Acquisition Corp. Arrayed Notes Acquisition Corp. is a wholly-owned subsidiary of Arrayed Additive, Inc. Arun Jeldi is the Chief Executive Officer and President and the sole equityholder of Arrayed Additive, Inc. and is the Chief Executive Officer of Arrayed Notes Acquisition Corp.
  
  (2) Based on 194,896,140 shares of Common Stock outstanding on December 24, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Velo3D, Inc.
Address of issuer's principal executive offices: 2710 Lakeview Court, Fremont, California (CA), 94538
Comment: This statement relates to the Common Stock of Velo3D, Inc. (the "Issuer"), having its principal executive office at 2710 Lakeview Court, Fremont, California 94538.

## Item 2. Identity and Background
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Arrayed Notes Acquisition Corp, (the "Holder")

Arrayed Additive, Inc. ("Arrayed")

Arun Jeldi ("Jeldi")
Residence or business address:
The address of the principal place of business for each of the Reporting Persons is:

c/o Arrayed Additive, Inc.

6119 Guin Road

Indianapolis, IN 472544
Present principal occupation or employment: The Holder is a special purpose vehicle formed to hold the debt and common stock of the Issuer. Arrayed is an operating company utilizing cutting-edge additive manufacturing technology to transform magnesium and aluminum alloys into high-performance, complex, and lightweight components. Mr. Jeldi is the Chief Executive Officer and President and the sole equityholder of Arrayed.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Entities: Holder - Delaware

Arrayed - Indiana

Individuals: Jeldi - United States Citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 24, 2024, the Issuer, entered into an Exchange Agreement (the "Exchange Agreement") with the Holder. Pursuant to the Exchange Agreement, on December 24, 2024, the Issuer issued to the Holder 185,151,333 shares (the "Shares") of the Issuer's Common Stock, par value $0.00001 per share (the "Common Stock"), in exchange for the cancellation of $22,382,000.00 in principal amount of the Issuer's Senior Secured Notes due 2026 plus $369,303.00 of accrued interest on the Notes (the "Exchange"). The closing of the transaction contemplated by the Exchange Agreement occurred on December 24, 2024 (the "Closing"). Immediately following the Closing, the Holder continues to hold $4,999,969.30 in principal amount of the Notes (the "Remaining Notes"). Immediately following the Exchange and the issuance of the Shares, the Holder owned 95% of the Issuer's issued and outstanding Common Stock. Pursuant to the Exchange Agreement, Mr. Jeldi was appointed to serve as the Chief Executive Officer of the Issuer and was appointed as a member of the board of directors of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
As of the date hereof, the Reporting Persons do not have a plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D, except as follows:

(g) The Holder may request that the Company call a meeting of stockholders to amend the Issuer's charter to permit (i) action by written consent of holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (ii) removal of directors with or without cause, and the filling of vacancies on the board of directors, by holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any other such actions as any of them may deem necessary or appropriate in the future.

Mr. Jeldi is a member of the board of directors and the Chief Executive Officer of the Issuer. As a director of the Issuer, Mr. Jeldi may have influence over the corporate activities of the Issuer, including activities that may relate to the events described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Holder is the record owner of the Shares. As the sole equityholder of Holder, Arrayed may be deemed to beneficially own the Shares. Mr. Jeldi is the Chief Executive Officer and sole equityholder of Arrayed, and therefore, Mr. Jeldi may be deemed to beneficially own the Shares.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 194,896,140 shares of Common Stock outstanding on December 24, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Set forth below is information regarding the number of shares as to which each Reporting Person has:

a., b. The Reporting Persons currently beneficially own 185,151,333 shares of Common Stock, which represents 95% of the outstanding shares of Common Stock of the Issuer. Such percentage and the percentages below are calculated based on 194,896,140 shares of Common Stock outstanding as of December 24, 2024.

c. Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d. Shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 hereof, no Reporting Person has effected any transactions in the Common Stock in the sixty (60) days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Exchange Agreement. Pursuant to the Exchange Agreement, from and after the Closing, the Holder and the Issuer have agreed that neither the Holder nor the Issuer will, directly or indirectly, consummate a Fundamental Transaction (as defined in the Exchange Agreement) unless each holder of Common Stock (other than the Holder, its transferees and their affiliates), has the right to sell its Common Stock on the same terms and conditions (including with respect to form and amount of consideration) on which the Holder is selling, transferring or disposing of its capital stock in the Issuer in such Fundamental Transaction. Additionally, pursuant to the Exchange Agreement, from and after the Closing, the Holder and the Issuer have agreed that the Holder, its transferees and their affiliates will not, directly or indirectly, exchange or otherwise convert any remaining debt of the Issuer held by the Holder into equity of the Issuer, in any manner that will result in the reduction of the percentage of the Common Stock of the Issuer held by the other stockholders of the Issuer immediately prior to such conversion or exchange, as determined on a fully-diluted basis at the time of such conversion or exchange as compared to such stockholders' ownership of Common Stock as of immediately following the Exchange.

The Exchange Agreement grants customary demand and piggyback registration rights to the Holder whereby the Holder can cause the Issuer to register with the Securities and Exchange Commission the offer and resale of the Shares acquired by the Holder in the Exchange.

Amended and Restated Bylaws. In connection with the Exchange, effective December 24, 2024, the Board approved and adopted the Second Amended and Restated Bylaws of the Issuer (the "Bylaws"), which amend and restate the Amended and Restated Bylaws of the Issuer that were previously in effect.

Among other things, the amendments that were effected through the adoption of the Bylaws:

provide that a "Majority Holder" (as defined below and in the Bylaws) is exempt from the notice, proposal and other procedures and requirements with respect to the Issuer's annual or special meeting of stockholders and permit a "Majority Holder" to call special meetings of the Board, in addition to the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director or a majority of the members of the Board then in office (a "Majority Holder" is a person or entity that, together with its affiliates, owns a majority of both (1) the voting power and (2) the issued and outstanding shares of capital stock of the Issuer);

remove the provision that requires directors to maintain the confidentiality of all non-public information learned in their capacities as directors, including to those third parties who nominated them; and

add a provision that permits any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, unless the Issuer's certificate of incorporation provides otherwise.

Secured Notes. The Holder holds a senior secured note due 2026 issued by the Issuer (the "Secured Note") in the aggregate principal amount of $4,999,969.30. The Secured Note contains customary affirmative and negative covenants (including covenants that limit the Issuer's ability to incur debt, make investments, transfer assets, engage in certain transactions with affiliates and merge with other companies). Additionally, as noted above, the Secured Note requires the Company to maintain available cash on a quarterly basis, adjusted for certain financing activity as defined in the Secured Note, in excess of required minimum balances as defined in the Secured Note. Furthermore, if an event of default occurs, the Holder may declare the Secured Note due and payable for cash in an amount equal to the Event of Default Acceleration Amount (as defined in the Secured Note). If an event of default occurs and the Issuer fails to pay the Event of Default Acceleration Amount when due in accordance with the Secured Note, then the Holder may elect to receive such unpaid portion of the Event of Default Acceleration Amount, entirely or partially, in shares of Common Stock calculated based on dividing Event of Default Acceleration Amount by the lowest of the 10 daily volume weighted average prices of the Common Stock immediately prior to the applicable event of default stock payment date. The Secured Note bears interest at 6.00% per annum and will mature on August 1, 2026.

The foregoing descriptions of the Exchange Agreement, the Bylaws and the Secured Note do not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, the Bylaws and the Secured Note, copies of which are filed as Exhibit 99.B, Exhibit 99.C and Exhibit 99.D, respectively to this Schedule 13D and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons' knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.A - Agreement regarding filing of joint Schedule 13D.

Exhibit 99.B - Exchange Agreement, dated as of December 24, 2024, by and between Velo3D, Inc. and Arrayed Notes Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 26, 2024).

Exhibit 99.C - Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 26, 2024).

Exhibit 99.D - Form of Senior Secured Note due 2026 (incorporated by reference to Exhibit A to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on July 1, 2024).

## Signatures
- Arun Jeldi: /s/ Arun Jeldi, Arun Jeldi (01/02/2025)
- Arrayed Notes Acquisition Corp.: /s/ Arun Jeldi, Arun Jeldi, Chief Executive Officer (01/02/2025)
- Arrayed Additive, Inc.: /s/ Arun Jeldi, Arun Jeldi, Chief Executive Officer (01/02/2025)